Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April
Janet Clow
David F. Cunningham
Patrick J. Dolan
John M. Hickey
C.W.N. Thompson, Jr.

June 18, 2014

Via EDGAR correspondence and E-Mail

Ken Ellington

Financial Analyst

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Ellington:

I state below the above-referenced registrant’s responses to comments received from the staff on May 19, 2014 respecting the registrant’s quarterly schedule of portfolio holdings for the period ended December 31, 2013, as filed with the Commission on February 25, 2014 on Form N-Q, and the certified annual reports to shareholders for certain of the registrant’s series of shares for the year ended September 30, 2013, as filed with the Commission on November 26, 2013 on Form N-CSR.

Comments and Responses

1. Form N-Q. The staff requested that the registrant disclose in a footnote to the schedule of portfolio holdings for each series of shares the following amounts in accordance with Rule 12-12 of Regulation S-X: (a) the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost; (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value; (c) the net unrealized appreciation or depreciation; and (d) the aggregate cost of securities for federal income tax purposes.

Response. The registrant will include the requested disclosure in future Form N-Q filings.

2. Form N-CSR. Noting the tabular data on the first page of the Schedule of Investments for each of Thornburg Core Growth Fund and Thornburg International Growth Fund, the staff asked whether either Fund has a policy to concentrate its investments in “information technology” companies. If either Fund has such a policy, the staff requested that the registrant disclose that policy in the Fund’s prospectus. In making this comment, we understand that the staff considered the tabular data respecting the percentage of each Fund’s assets which was invested in the “Software & Services” category at September 30, 2013, and may also have considered the tabular data respecting the percentage of each Fund’s assets which was invested in the “Technology Hardware & Equipment” and “Semiconductors & Semiconductor Equipment” categories at September 30, 2013.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

Ken Ellington

June 18, 2014

Response. Neither Fund has a policy to concentrate its investments in information technology companies, or in any other sector, industry, or group of industries. Each Fund does have a policy not to purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry. That policy is set forth in the Funds’ Statement of Additional Information under the heading “Investment Limitations.” In applying that policy, the Funds’ managers generally use the Global Industry Classification Standard (“GICS”) methodology to determine the industry classification of each holding.

The tabular data cited by the staff is provided in response to Item 27(d)(2) of Form N-1A, which requires each Fund to provide “one or more tables, charts or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories.” The categories shown in those tables are not industries for purposes of the GICS methodology or for purposes of the Funds’ respective policies regarding investments in the same industry. For example, we note that although 27% of Thornburg Core Growth Fund’s assets were invested in companies in the “Software & Services” category at September 30, 2013, the Software & Services category is comprised of three separate industries under the GICS methodology: internet software and services; information technology services; and software.

Notwithstanding the foregoing, the registrant recognizes the desirability of clarity in its disclosures, and will revise the presentation of the tabular data cited by the staff in future Form N-CSR filings. Specifically, the registrant will revise the title of the tabular data from “Summary of Industry Exposure” to “Summary of Industry Group Exposure.” The use of the term “Industry Group” more accurately describes the categories identified in those tables, is consistent with terminology used in the GICS methodology, and is intended to reduce any confusion about the relationship between that tabular data and the Funds’ policy on investments in companies within the same industry.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described filings. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA

File No. 5787.002

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW